# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Welsbach Technology Metals Acquisition Corp., CIK 0001866226
CUSIP: 950415109
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4422 N. Ravenswood Ave, #1025, CHICAGO, Illinois (IL), 60640
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001945789

## Reporting persons
- Atlas Merchant Capital SPAC Fund I LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- Atlas Merchant Capital LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- Atlas Merchant Capital Holdings, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- Atlas Merchant Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- Atlas Merchant Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- AMC SPAC Fund GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- AMC SPAC Fund MGP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- Robert E. Diamond, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)
- David I. Schamis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Welsbach Technology Metals Acquisition Corp.
Address of issuer's principal executive offices: 4422 N. Ravenswood Ave #1025, Chicago, Illinois 60640

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) Atlas Merchant Capital SPAC Fund I LP, a Cayman Islands exempted LP (the "Fund");
(2) Atlas Merchant Capital LLC, a Delaware limited liability company and a registered investment advisor, and the investment manager of the Fund (the "Advisor");
(3) Atlas Merchant Capital Holdings, Ltd., a Cayman Islands limited company and managing member of the Advisor ("Holdings");
(4) Atlas Merchant Capital LP, a Delaware limited partnership and the sole voting shareholder of Holdings ("AMC Capital");
(5) Atlas Merchant Capital GP LLC, a Delaware limited liability company and the general partner of AMC Capital ("AMC-GP");
(6) AMC SPAC Fund GP LP, a Delaware limited partnership and the general partner of the Fund (the "General Partner");
(7) AMC SPAC Fund MGP LLC, a Delaware limited liability company and the general partner of the General Partner ("AMC SPAC MGP");
(8) Robert E. Diamond, Jr. and David I. Schamis, United States citizens and the sole members of AMC-GP and AMC SPAC MGP.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:

c/o Atlas Merchant Capital LLC
477 Madison Avenue, 22nd FL
New York, NY 10022
Citizenship: See Item 2(a) for citizenship.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each Reporting Person's cover page.
Percent of class:
Percentage beneficial ownership is calculated based upon 3,366,765 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed on August 14, 2024.

See Row 11 of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of November 14, 2024.

## Signatures
- Atlas Merchant Capital SPAC Fund I LP: /s/ David I. Schamis, By: AMC SPAC Fund GP LP, its general partner, By: AMC SPAC Fund MGP LLC, its general partner, By: David I. Schamis, President (11/14/2024)
- Atlas Merchant Capital LLC: /s/ David I. Schamis, Chief Investment Officer (11/14/2024)
- Atlas Merchant Capital Holdings, Ltd.: /s/ David I. Schamis, Director (11/14/2024)
- Atlas Merchant Capital LP: /s/ David I. Schamis, By: Atlas Merchant Capital GP LLC., its general partner, By: David I. Schamis, Chief Investment Officer (11/14/2024)
- Atlas Merchant Capital GP LLC: /s/ David I. Schamis, Chief Investment Officer (11/14/2024)
- AMC SPAC Fund GP LP: /s/ David I. Schamis, By: AMC SPAC Fund MGP LLC, its general partner, By: David I. Schamis, President (11/14/2024)
- AMC SPAC Fund MGP LLC: /s/ David I. Schamis, President (11/14/2024)
- Robert E. Diamond, Jr.: /s/ Robert E. Diamond, Jr., Robert E. Diamond, Jr. (11/14/2024)
- David I. Schamis: /s/ David I. Schamis, David I. Schamis (11/14/2024)